Exhibit 99.1

Code of Business Conduct

May 6, 2020
Policy
Stantec conducts business in accordance with high ethical, moral, and legal standards, and in the best interests of the Company, and its employees, shareholders, and other stakeholders. Stantec maintains business practices that will earn the respect of everyone with whom the Company conducts business.
Practice
The following standards are intended to protect the Company's reputation and the quality of its services.
Compliance Responsibilities
Stantec’s Code of Business Conduct is to be strictly followed at all times and under all circumstances. Any violation will subject an employee to disciplinary action up to and including termination.
This Code of Business Conduct applies to all employees and is not intended to be exhaustive. The Code of Business Conduct is intended to serve as a source of guiding principles to ensure all operations and employees approach their work in a consistent and appropriate manner, regardless of location, entity, or job function.
It is vital that employees understand and comply with the Code of Business Conduct as well as recognize their continuing obligations to familiarize themselves with all Company policies and applicable laws that govern the work that we do.
If questions arise about how the Code of Business Conduct applies or how a situation involving an ethical or legal issue should be handled, employees must, without delay, contact corporate counsel or another of the compliance contact points listed in this Code.
Supervisors are responsible for all Employees reporting to them and must emphasize the importance of ethical conduct and compliance as part of their routine business practice. It is the obligation of all supervisors to see to it that there are no violations of law or policy within their areas of responsibility.
Definitions
The following words, phrases, and terms used in this Code have the following meanings:
●	“Company” or “Stantec” means Stantec Inc. or any of its wholly owned subsidiaries and affiliated companies
●	“Employees” means any director, officer, or employee of Stantec
●	“Supervisor” means the person an employee reports to, and in the case of the president and chief executive officer and members of the board of directors, means the chair of the board of directors
Dollar values used in this Code are based on a North American cost of living. Anyone in a country outside of North America should reference the Stantec Code of Business Conduct Country Gift Limits guidance and/or contact our corporate counsel for guidance on the appropriate dollar amounts in your jurisdiction.

Code of Business Conduct

Reputation
The reputation of Stantec is determined by how every employee presents herself or himself and conducts business. Honesty, professionalism, ethical behavior, and integrity when interacting with others are the cornerstones of our reputation and key to our business success. The Company succeeds in the marketplace through superior performance, not by unethical or manipulative practices.
Abiding by the Law
Wherever Stantec operates, it will always comply with applicable laws and regulations. In acting on behalf of Stantec, no employee shall, at any time, take any action which he or she knows or reasonably should know to be in violation of any applicable law or regulation. No unethical or illegal act can be justified by an employee saying that the act was in the best interests of the Company or that he or she was directed to act by a higher level employee. Any time an employee is uncertain about the application or interpretation of a law or regulation, he or she should consult his or her supervisor or seek the opinion of any of the Company's in-house corporate counsel.
Accurate Books and Records
The Company requires full, fair, accurate, timely, and understandable recording and reporting of all Company accounting information. Employees must act in a manner that ensures all Company books, records, accounts, and financial statements are maintained in reasonable detail, accurately reflect the Company’s transactions, and conform to applicable legal requirements, accounting standards, and the Company’s system of internal controls.
Employees must execute and record transactions in accordance with all internal control procedures implemented by Company management. All records, including expense reports, must be complete and timely and must accurately reflect each transaction or expenditure. Employees must also ensure that their timecard accurately reflects the number of hours worked on each specific project.
Any Employee involved in preparing the Company’s disclosure documents (such as corporate filings or press releases) must produce full, fair, accurate, timely, and understandable disclosure in such documents.
Employees are not to create or participate in the creation or perpetuation of any records that are intended to mislead or conceal any improper act or misconduct. Similarly, all legal holds must be followed, and no employee should destroy a Company record (including those in electronic form) in order to mislead or conceal any improper act or misconduct.
Conflicts of Interest
Employees have a duty to be free from the influence of any conflicting interest when representing Stantec. In dealings with current or potential clients, subconsultants, suppliers, contractors, and competitors, employees should act in the best interests of the Company to the exclusion of personal advantage.
A conflict of interest occurs when an individual’s personal or family interests may interfere with the performance of his or her duties or with the best interests of Stantec. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Stantec employees should not compete with Stantec and should never let business dealings on behalf of Stantec be influenced, or even appear to be influenced, by personal or family interests.

Code of Business Conduct

The following is a non-exhaustive list of circumstances which may give rise to a conflict of interest:
●	Work Outside of Stantec
Any activity that supports a competitor is prohibited. You may not be employed by (or provide consulting services to) a client, subconsultant, supplier, or contractor of Stantec. Any exceptions to this provision must be approved in writing by the business center managing leader and summarized and provided to the regional Human Resources manager to be placed in the employee’s personnel file.
Employment by or service on the board of a competitor or other service provider is generally discouraged and must be approved in writing by the employee’s supervisor.
Service on the board of a client must be approved in writing by the employee’s supervisor and general counsel.
All other requests for employment outside Stantec must be approved in writing by the supervisor, and summarized and provided to the regional Human Resources manager to be placed in the employee’s personnel file.
●	Conducting business transactions with a family member or with a business in which you have a financial interest
If you have, or intend to acquire, a financial interest that may give rise to a conflict, or if you propose to conduct Stantec business with a family member, you must seek written approval from your supervisor. Persons evaluating whether ownership in a business constitutes a conflict of interest will consider the following:
1.	Size and nature of the investment

2.	Nature of the relationship between the other entity and Stantec

3.	Employee’s access to confidential information

4.	Employee’s ability to influence Stantec decisions

Material related-party transactions will be publicly disclosed as required by applicable laws and regulations.
●	Dealing with Stantec property
You, or anyone with whom you do not deal at arm's length, should not buy, sell, or lease any kind of property, facilities, equipment, or service from or to Stantec, or have a financial interest in any such property, facilities, equipment, or service without the written approval of your supervisor.
●	Dealing with Stantec Information
Except in the best interests of Stantec, you should not give, release, or discuss with anyone not authorized by Stantec any data or information on Stantec activities that is not available to the general public, nor should you use such information for the personal advantage of your family or friends.

Code of Business Conduct

●	Soliciting, Accepting, or Offering Gifts
You may not solicit, accept, or offer gifts, favors, entertainment (including tickets to sporting, cultural events, etc.), hospitality (including meals, beverages, etc.), travel, preferential treatment, or other things of value (collectively, “Gifts”) from or to any person or entity that does business or seeks to do business with Stantec, except as provided below. Gifts should not be solicited or accepted from anyone for Stantec staff event prizes. You may not accept or offer cash (or cash equivalents, including prepaid credit cards, checks, etc.) or loans under any circumstances. You may accept or offer infrequent Gifts of nominal value within the normal standards of courtesy, hospitality, or protocol. Any Gifts offered must be properly recorded in Stantec’s records in accordance with our policies. No Gifts may be offered or accepted directly or indirectly (including Gifts to or from family members) if the Gifts exceed an aggregate value of $1,000 (Canada and United States only – see "Country Gift Limits" on StanNet for limits in other jurisdictions) to or from any individual in any 12-month period.
Further, no Gifts may be offered or accepted if doing so
●	Is unlawful

●	Violates the stricter of Stantec's or the other party’s policies or practices (you are responsible for knowing and adhering to the rules that apply to parties you propose to offer a Gift to)

●	Obligates the recipient in any way

●	Compromises or may appear to compromise the integrity, reputation, or independence of the recipient

●	Includes air travel or overnight accommodation

●	Includes the giving or receiving of entertainment where a representative of the company offering the Gift will not be accompanying the recipient to the event
●
Involves a public sector employee (which is broadly interpreted to include elected or appointed representatives and employees or consultants at all levels of any municipal, state/provincial, or federal government). Subject always to the policies of the party being hosted (public sector employees are often not permitted to accept Gifts), a beverage or light lunch or dinner (valued at approximately $50) incidental to a business meeting is generally acceptable.

If an employee receives a gift that does not fall within these guidelines, the employee must report the gift to his or her supervisor and return it. If returning the gift is not practical, the employee must contact corporate counsel to determine and document how the gift will be dealt with.
By adopting these practices, Stantec chooses to avoid even the appearance of impropriety. As consultants, we owe a duty to our clients to be impartial and to give objective advice and recommendations. Any bias or perception of bias or favoritism must be avoided. These practices also apply to expenses personally incurred by Stantec employees, even when no reimbursement from Stantec is sought, where the expense was incurred to further the business interests of Stantec or the party receiving the Gift.

Code of Business Conduct

If in doubt about the interpretation or application of this practice—including whether an individual is a “public sector employee,” the definition of “incidental,” etc.—check with any of Stantec’s corporate counsel before offering or accepting any Gift.
●	Other Prohibited Conduct
Offering, soliciting, accepting, or giving anything of value (including favors, confidential information, loans, discounts, job offers, kickbacks, bribes, etc.) to improperly influence third-party decisions is also prohibited.
Inside Information and Insider Trading
During your employment at Stantec, you may sometimes have access to information about the Company and our business partners that is not available to the general public. You are prohibited from buying or selling shares of any company (including Stantec) about which you possess inside information. Information is considered “inside” if it is both material and non-public. Information is “material” if it would reasonably be expected to have a significant effect on the market price or value of the company’s shares if it were made public. Examples of such information include, but are not limited to:

●	Financial results
●	Projections of future earnings or losses
●	Entering into or loss of significant contracts
●	Pending or proposed mergers, acquisitions, or divestitures
●	Changes in senior management or other major personnel changes

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not available to the general public.

For more information, please refer to Stantec’s Insider Trading Prohibition Policy.
Dealing with Each Other
Stantec recognizes that workplace diversity is an essential ingredient to our success. Stantec understands that effective relationships are based on the recognition of the value and worth of each individual and that it is necessary to provide a working climate that is conducive to the success and well-being of all employees.
Stantec works to create an atmosphere of mutual trust and respect by being honest, fair, and consistent. Stantec treats all employees fairly and impartially and strives to consistently follow Company policies and practices. Stantec employees listen to one another and foster open and honest communications. Stantec values the opinion of employees, respects their diverse backgrounds, encourages communication among Employees, and solicits ideas and suggestions to improve or benefit the Company.
Stantec prohibits the use by its employees of any social or other media to post or display comments about coworkers, supervisors, clients, or the Company that (non-exhaustively)
●	Are vulgar, obscene, threatening, intimidating, harassing
●	Portray the Company or individuals in a negative light
●	Are a violation of other workplace policies against discrimination, harassment, and violence Posting or displaying such comments could result in disciplinary action being taken against an employee.

Code of Business Conduct

Dealing with Shareholders
Stantec is committed to protecting and improving shareholder value through the prudent use of Company resources and by observing high standards of legal and ethical conduct in all its business dealings. The Company communicates with shareholders regularly, candidly, and promptly, providing the information necessary to evaluate its management and investment value.
Dealing with Clients
Serving clients is the essence of Stantec's business. Meeting our clients' expectations and providing good value are the best ways to ensure ongoing demand for our services. Stantec will accurately represent its services and clearly communicate the terms under which these services are provided.
Dealing with Subconsultants and Suppliers
Stantec is committed to the fair treatment of subconsultants and suppliers and will select subconsultants and suppliers who provide the best value for the Company and its clients while also respecting its clients' wishes.
Proprietary Information Belonging to the Company
Employees must maintain the confidentiality of the Company’s proprietary information. Examples of proprietary information include strategic plans, client lists, marketing plans, rate tables, and much of the technical information that the Company generates or uses in its business. The disclosure or misuse of Stantec's business information can harm the Company's competitive position and/or reputation and may be a violation of applicable laws. Employees, therefore, must not disclose business information outside the Company unless they are authorized and it is legal to do so.
Proprietary Information of Others
Stantec regularly receives proprietary information from its clients, subconsultants, and suppliers. The wrongful possession or use of any proprietary information of any third party is prohibited. Employees may use lawfully obtained proprietary information only for the purpose for which it is provided. If an employee is offered, or comes into, unauthorized possession of third-party proprietary information, the employee must decline the offer and take appropriate steps, if applicable, to return the information. Employees are prohibited from using any proprietary information obtained from prior employers.
Improper Payments
No payment will be made by, or improper benefit conferred on behalf of, the Company either directly or indirectly to government officials, political candidates, or officers or employees of clients, subcontractors, suppliers, or competitors that violates applicable laws. Bribes, facilitation payments, and trading in influence are strictly prohibited. Employees should familiarize themselves with Stantec's Anti-Corruption Policy.
Personal Business
Personal business should not be conducted during normal working hours. Any and all personal business activities should be confined to after hours or lunch breaks and should be consistent with this Code of Business Conduct, paying particular attention to the Conflicts of Interest section, Work Outside of Stantec subsection.

Code of Business Conduct

Hiring Former Government Employees
Employees must comply with all laws and regulations pertaining to employing or acquiring the services of present and former government employees. These rules apply to discussions with current government employees regarding potential employment by the Company or retaining such individuals in the capacity of consultant or subcontractor. These rules also restrict the roles and responsibilities that former government employees may perform after joining the Company.  Any questions regarding activity which may create a conflict of interest should be raised immediately with corporate counsel.
Legal Processes, Investigations, and Audits
Occasionally, the Company may need to respond to inquiries, audits, or investigations imposed by outside entities or government authorities. It is required that employees bring all investigations and audits to the attention of corporate counsel immediately upon receipt of information, indicating that an inquiry, audit, or investigation by any outside entity or any government authority has commenced or is likely to commence and, in any event, prior to engaging with or providing any type of information or response. It is important to remember that penalties and fines can be imposed due to failure to respond, incorrect responses, and delays.
The following are examples of occurrences that must be brought immediately to the attention of corporate counsel:
1.	Notification of an inquiry, audit or investigation
2.	Request to appear or testify before a governmental or quasi-governmental agency, commission, legislative, or administrative body
3.	Subpoenas or requests for documentation, interviews, on-site visits, or inspections
4.	Summons or complaints served on the Company
5.	Notification of fines, penalties, or injunctive actions
It is the policy of Stantec to cooperate fully with inquiries and investigations to the greatest extent possible. Knowledge of any investigation, even those that may appear focused on a supplier, subcontractor, client, or other Stantec-related party, must be communicated to corporate counsel immediately.
Reporting Concerns
Employees who become aware of any concerns about accounting, internal controls, auditing, or other financial or nonfinancial matters, including violations of applicable laws, regulations, or internal policies, must report such issues to the Company’s Integrity Hotline. In the event that such an issue is brought to the attention of a Stantec employee, that person must refer the issue to the Integrity Hotline.
Stantec’s Integrity Hotline is managed by an independent third party. The Hotline is structured to receive information verbally, by a web interface, or in writing, and all reports are treated as confidential. Requests for anonymity will be honored to the extent possible while still ensuring a full and proper investigation. It is important that anonymous reports contain sufficient detail for an investigation.

Code of Business Conduct

Integrity Hotline numbers and address:
●	The Integrity Hotline Phone Numbers –
Country	Phone Number	Languages Spoken
United States, Canada, and Puerto Rico	Direct Dial: From an outside line, dial direct for your location: 1-855-389-9170	English, French, Spanish
Argentina
Direct Access: From an outside line, dial the direct access number for your location:
➢ Argentina (Argentina Telecom): 0-800-555-4288
➢ Argentina (Telefonica): 0-800-222-1288
At the English prompt, dial 855-389-9170.
Spanish (Latin American), English
Australia	International Toll-Free Service (ITFS): From an outside line, dial the ITFS number for your location: 1-800-79-2097	English
Bahrain
Direct Access: From an outside line, dial the direct access number for your location:
➢ Bahrain (US military bases): 800-000-00
➢ Bahrain: 800-00-001
➢ Bahrain (Cellular): 800-000-05
At the English prompt, dial 855-389-9170.
Arabic, English
Barbados
Reverse Charge Calls / Collect Calls: From an outside line, contact your local operator.
➢ Request a reverse charge or collect call to be placed to the United States:  503-444-4000
➢ All reverse charge or collect calls will be accepted by the Contact Center using an automated English message.
English, Arabic
Belgium	Direct Access: From an outside line, dial the direct access number for your location: 0-800-100-10 At the English prompt, dial 855-389-9170.	Dutch, French (European), German, English
Brunei	Direct Access: From an outside line, dial the direct access number for your location: 800-1111 At the English prompt, dial 855-389-9170.	Malay, English
Chile
Direct Access: From an outside line, dial the direct access number for your location:
➢ Chile (Telemax): 800-225-288
➢ Chile (Telefonica): 800-800-288
➢ Chile (ENTEL): 800-360-311
➢ Chile (ENTEL – Spanish Operator): 800-360-312
➢ Chile (Easter Island): 800-800-311
➢ Chile (Easter Island – Spanish Operator): 800-800-312
At the English prompt, dial 855-389-9170.
Spanish (Latin American), English

Code of Business Conduct

Country	Phone Number	Languages Spoken
China	Direct Access: From an outside line, dial the direct access number for your location: ➢ China (Southern): 10-811 ➢ China (Northern): 108-888 At the English prompt, dial 855-389-9170.	Mandarin, Cantonese, English
Ethiopia
Reverse Charge Calls / Collect Call: From an outside line, contact your local operator.
➢ Request a reverse charge or collect call to be placed to the United States:  971-371-7833
➢ All reverse charge or collect calls will be accepted by the Contact Center using an automated English message.
Amharic (Ethiopian), English
Fiji Islands
Reverse Charge Calls/Collect Call: From an outside line, contact your local operator.
➢  Request a reverse charge or collect call to be placed to the United States: 503-444-4000
All reverse charge or collect calls will be accepted by the Contact Center using an automated English Message.
English
India	Direct Access: From an outside line, dial the direct access number for your location: 000-117 At the English prompt, dial 855-389-9170.	English, Hindi
Italy (includes San Marino, Vatican City)	International Toll-Free Service (ITFS): From an outside line, dial the ITFS number for your location: 800-172418	Italian, English
Malaysia	Direct Access: From an outside line, dial the direct access number for your location: 1-800-80-0011 At the English prompt, dial 855-389-9170.	Malay, English
Netherlands	Global Inbound Services (GIS): From an outside line dial the direct access number for your location: 08000200028	Dutch, English
New Zealand	Global Inbound Services (GIS): From an outside line dial the direct access number for your location: 0508974209	English
Pakistan	Direct Access: From an outside line, dial the direct access number for your location: 00-800-01-001 ➢ Not available from cellular phones At the English prompt, dial 855-389-9170.	Punjabi, Urdu, English
Panama	Direct Access: From an outside line, dial the direct access number for your location: 800-0109 ➢ (Spanish Operator): 800-2288 At the English prompt, dial 855-389-9170.	Spanish (Latin American), English

Code of Business Conduct

Country	Phone Number	Languages Spoken
Peru
Direct Access: From an outside line, dial the direct access number for your location:
➢ Peru (Telefónica) – Spanish Operator): 0-800-50-000
➢ Peru (Telefónica) : 0-800-50-288
At the English prompt, dial 855-389-9170.
Spanish (Latin American), English
Qatar
Reverse Charge and Collect Calls: From an outside line, contact your local operator.
➢ Request a reverse charge or collect call to be placed to the United States:  503-444-4000
➢ All reverse charge or collect calls will be accepted by the Contact Center using an automated English message.
English, Arabic
Saudi Arabia	Direct Access: From an outside line, dial the direct access number for your location: 1-800-10 At the English prompt, dial 855-389-9170.	English, Arabic
Taiwan	Direct Access: From an outside line, dial the direct access number for your location: 00-801-102-880 At the English prompt, dial 855-389-9170.	Mandarin, English
Turkey	Direct Access: From an outside line, dial the direct access number for your location: 0811-288-0001 ➢ Not available from cellular phones At the English prompt, dial 855-389-9170.	Turkish, English
United Arab Emirates
Direct Access: From an outside line, dial the direct access number for your location:
➢ United Arab Emirates (du): 8000-555-66
➢ United Arab Emirates: 8000-021
➢ United Arab Emirates (US military base, USO and cellular): 8000-061
At the English prompt, dial 855-389-9170.
English, Arabic
United Kingdom	International Toll-Free Service (ITFS): From an outside line, dial the ITFS number for your location: 0808-234-3434	English

The Integrity Hotline Web Intake – www.stantec.ethicspoint.com
●	The Integrity Hotline Address:
Integrity Hotline
c/o Stantec
#400, 10220 – 103 Avenue N.W.
Edmonton, AB  T5J 0K4
If issues that have been reported to the Integrity Hotline are not clarified or otherwise dealt with to the satisfaction of the employee, that employee may file a complaint. To ensure a correct understanding of the matters subject to the complaint, the complaint should be filed with the Integrity Hotline in writing (although the complaint may be made verbally to the Integrity Hotline if the person making the complaint prefers), should be as specific as possible, and should identify any relevant documents. In order that prompt action can be taken, the complaint should be filed as soon as possible.

Code of Business Conduct

If the complaint has been made verbally to the Integrity Hotline, it will be reduced to writing. If the person making the complaint does not wish to maintain anonymity, the complaint may be submitted to the employee's immediate supervisor. Any supervisor who receives a complaint must forward the complaint to the Integrity Hotline. The complaint may also be submitted directly to the chair of the Audit and Risk Committee.
The chair of the Audit and Risk Committee is Shelley A. M. Brown, and she can be contacted at (604) 417‑8548 or by email at shelleybrown@deloitte.ca
Commencement of Process
If the nature of the complaint is material to the affairs of the Company or involves any officer of Stantec Inc., then the issue shall immediately be reported to the chair of the Audit and Risk Committee who shall appoint a fact finder (who may be the general counsel or any other person designated by the chair of the Audit and Risk Committee) to investigate the complaint and issue a fact-finding report. The fact finder must be independent and must not be a manager, directly or indirectly, of either the individuals involved in the matters complained of or the individual making the complaint. All other complaints will be investigated by the general counsel or his or her designate.
The general counsel shall prepare a quarterly report to the Audit and Risk Committee summarizing the nature and disposition of all complaints received by the Integrity Hotline; this report will include an overview of any ongoing investigations or the resolution of any complaints.
Confidentiality
Confidentiality—relating both to the fact that a complaint has been made and to its investigation of employee complaints—will be maintained to the greatest extent possible. Only persons with a reason to know will have access to information relating to the complaint and its investigation.
Fact-Finding
Investigation
The fact finder and/or general counsel will investigate all matters brought to the Integrity Hotline, such investigation to include interviews of persons who may have information concerning the matters in issue. The fact finder and/or general counsel will have access to all relevant information and documents. The fact finder and/or general counsel will complete the investigation and the delivery of the fact-finding report as soon as practicable after the receipt of the complaint.
The Fact-Finding Report
The fact-finding report will concisely summarize all facts and issues learned during the investigation and will offer recommendations. Fact-finding reports respecting complaints material to the affairs of the Company or involving any officer of Stantec Inc. shall be delivered to the chair of the Audit and Risk Committee.
Evaluation of the Fact-Finding Report
The Audit and Risk Committee will review all fact-finding reports delivered to the Committee and may review other facts relating to the complaint. Any decision of the Audit and Risk Committee regarding the subject matter of the complaint will be communicated to the designated corporate executives and to the person filing the complaint, unless the complaint was filed anonymously.

Code of Business Conduct

Potential Outcomes
If it is determined that improper accounting, internal accounting controls, or auditing matters have occurred, or if something improper of a nonfinancial nature has occurred, appropriate action will be taken, including discipline of the wrongdoer(s). Discipline may take the form of counseling, verbal or written warning, reprimand, reassignment, suspension, demotion, and/or termination of employment. In appropriate cases, the matter may be referred to legal or regulatory authorities.
Retaliation
It is unlawful to retaliate against an employee who has, in good faith, provided information or otherwise assisted in an investigation regarding a complaint. The Audit and Risk Committee, the Board of Directors, and the Company will not tolerate any retaliation against an employee for complaining in good faith of questionable accounting, internal accounting controls, auditing matters, or nonfinancial matters, including violations of applicable laws, regulations, or internal policies, or for cooperating in the investigation of a complaint.
Complaint File Retention
At the conclusion of the process, the Audit and Risk Committee shall cause the office of the general counsel to confidentially retain a copy of the complaint, the fact-finding report, and any other documents deemed relevant by the Audit and Risk Committee, for a period of three (3) years from the date of the complaint. Such retention shall be solely for archival purposes.